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                                                                     EXHIBIT 2.2

                               DAXBOURNE LIMITED
                              POSTINSTANT LIMITED
                              MC HAIRWAYS LIMITED





Daxbourne International Limited        3 October 1997
c/o Dibb Lupton Alsop
125 London Wall
London EC2Y 5AE



Dear Sirs


We hereby offer to sell to you the Assets all of which are defined in the attached memorandum on the terms and conditions and with the benefit of the rights but subject to the obligations set out in the attached memorandum.


You may accept this offer by payment to Curry Ch Hausmann Popeck client account with National Westminster Bank plc, Charing Cross Branch, client account no. 04309324, sort code 60-40-05 of the offer sum payable in accordance with the terms of the offer.



Yours faithfully



MJ STANNARD
for and on behalf of
Daxbourne Ltd.,
Postinstant Ltd. and
MC Hairways Ltd.